Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectuses for the registration of debt securities, preferred stock, common stock, warrants, stock purchase contracts and units and to the incorporation by reference therein of our reports dated February 29, 2008, with respect to the consolidated financial statements and schedule of Sirius XM Radio Inc. (formerly Sirius Satellite Radio Inc.) and Subsidiaries and the effectiveness of internal control over financial reporting of Sirius XM Radio Inc. (formerly Sirius Satellite Radio Inc.), included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/    Ernst & Young LLP

New York, New York

December 30, 2008